Exhibit (c)(i)


                        CENTURY PROPERTIES FUND XIII
                          (A Limited Partnership)

                               NOTE 2 TO
                         FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


2.  TRANSACTIONS WITH THE GENERAL PARTNERS

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partners and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partners and affiliates to Metric Realty Services, L.P. ("MRS"), which performed partnership management and other services for the Partnership.

  On January 1, 1993, Metric Management, Inc., ("MMI"), successor to MRS, a company which is not affiliated with the general partners, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement, effective January 1, 1993, no reimbursements were made to the general partners and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to MMI. On December 16, 1993, the services agreement with MMI was modified and, as a result thereof, MGP began directly providing cash management and other Partnership services on various dates commencing December 23, 1993. Related party expenses for the years ended December 31, 1994, 1993 and 1992 were as follows:
                                              1994        1993     1992
                                            --------   --------   --------
          Property management fees          $      -   $      -   $269,000
          Reimbursement of Expenses:
            Partnership accounting and
              investor services              140,000          -    156,000
            Professional services             13,000          -     34,000
                                            --------   --------   --------
          Total                             $153,000   $      -   $459,000
                                            ========   ========   ========

  Property management fees are included in operating expenses. Reimbursed expenses are primarily included in general and administrative expenses.

  In accordance with the Partnership Agreement, the general partners were allocated their two percent continuing interest in the Partnership's net income or loss and taxable income or loss, except that taxable gain on property disposition is first allocated to the general partners to the extent of the deficit in their capital accounts.